UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2003

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

June 30, 2003 and 2002

INDEX

Consolidated Interim Financial Statements:

Balance Sheets

Statement of Deficit

Statement of Operations

Statement of Cash Flows

Notes to Interim Financial Statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited)

	June 30, 2003	December 31, 2002

ASSETS

CURRENT:
Cash	$ 11,529	$ 79,871
Accounts receivable, net	671,778	601,379
Loan receivable	17,315	18,815
Prepaid expenses and other	97,110	85,623
Inventory on hand	30,188	34,243
	827,920	819,931

Capital assets, net	42,113	45,742
Development costs, net	705,099	727,641
Acquired publishing content, net	229,677	265,012
Software development costs, net	51,743	72,440
	1,856,552	1,930,765

LIABILITIES

CURRENT:
Accounts payable	$ 225,723	$ 166,822
Accrued liabilities	16,283	30,373
Current portion of long-term debt	138,576	106,274
	380,581	303,469

SHAREHOLDERS’ EQUITY

Capital Stock
Authorized Unlimited common shares and preferred shares with no par value
Issued 20,883,827 common shares (December 31, 2002: 20,733,827)	3,128,949	3,113,949
Deferred stock-based compensation	(28,541)	(45,208)
Deficit	(1,624,437)	(1,441,444)
	1,475,970	1,627,297

	$ 1,856,552	$ 1,930,765

See accompanying notes to the consolidated financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENT OF DEFICIT

(Expressed in Canadian dollars)

(Unaudited)

FOR THE MONTHS ENDED JUNE 30

For the six months ended June 30
2003	2002

Deficit, beginning of period	$ (1,441,444)	$ (1,509,319)

Net income (loss) for the period	(182,993)	4,917

Deficit, end of period	$ (1,624,437)	$ (1,504,403)

See accompanying notes to the consolidated financial statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

(Unaudited)

FOR THE MONTHS ENDED JUNE 30

	For the three months ended June 30		For the six months ended June 30
	2003	2002	2003	2002

Revenue	$ 268,492	$ 378,296	$ 493,124	$ 797,462
Cost of sales	35,749	60,171	70,355	345,274
	232,743	318,125	422,769	452,188
Expenses
General and administrative	200,220	189,669	368,917	298,967
Other interest and bank charges	750	926	1,449	1,449
Earnings before interest, taxes and amortization	31,772	127,530	52,403	151,772

Interest on long term debt	17,739	4,076	21,336	17,342
Amortization	53,037	63,904	127,513	127,808
Amortization of deferred stock-based compensation	8,333	1,250	16,667	2,292
Earnings (loss) before undernoted	(47,336)	58,300	(113,113)	4,331

Gain on Issue of shares of subsidiary	-	-	-	67,500
Earnings (loss) before income taxes	(47,336)	58,300	(113,113)	71,831

Income taxes	28,240	53,779	69,880	66,914

Earnings (loss) for the period	$ (85,576)	$ 4,521	$ (182,993)	$ 4,917

Earnings (loss) per share – basic and diluted	$ 0.00	$ 0.00	$ (0.01)	$ 0.00

Weighted average number of common shares outstanding	17,949,532	14,185,487	17,949,532	14,185,487

See accompanying notes to the consolidated financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited)

FOR THE MONTHS ENDED JUNE 30

	For the three months ended June 30		For the six months ended June 30
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net income (loss) for the period	$ (85,576)	$ 4,521	$ (182,993)	$ 4,917

Items not affecting cash:
Gain on issue of shares of subsidiary	-	-	-	(67,500)
Amortization of capital assets	2,460	2,573	3,803	5,141
Amortization of development costs	22,560	33,319	67,677	66,637
Amortization of acquired publishing content	17,667	17,667	35,335	35,335
Amortization of software development costs	10,349	10,349	20,697	20,697
Amortization of deferred stock-based compensation	8,333	1,250	16,667	2,292

Change in non-cash working capital items:
Accounts receivable	(153,254)	84,760	(69,573)	(124,071)
Accounts receivable factoring	-	-	-	-
Loan receivable	1,500	15,901	1,500	15,568
Prepaid expenses and other	41,698	18,246	(11,488)	13,917
Inventory on hand	361	2,876	4,054	(26,696)
Work in progress	-	-	-	100,380
Accounts payable	61,712	(175,505)	58,901	(31,585)
Accrued liabilities	(19,467)	(20,000)	(14,090)	(20,000)
	(91,657)	(4,044)	(69,510)	(4,968)

FINANICING ACTIVITIES
Issuance of capital stock, net	-	-	15,000	349,000
Increase (decrease) in long-term debt	(45,819)	(410,235)	32,302	(372,886)
Proceeds of sale of shares of subsidiary	-	-	-	67,500
	(45,819)	(410,235)	47,302	43,614

INVESTING ACTIVITIES
Purchase of capital assets	-	(6,788)	(1,000)	(6,788)
Development costs	(29,194)	(1,707)	(45,135)	(1,707)
	(29,194)	(8,495)	(46,135)	(8,495)

Net change in cash	(166,670)	(422,774)	(68,343)	30,151

Cash – beginning of period	178,198	460,398	79,871	7,473

Cash – end of period	$ 11,529	$ 37,624	$ 11,529	$ 37,624

See accompanying notes to the consolidated financial statements.

LINGO MEDIA INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets in China and Canada.

1.

Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2003 and the results of operations and cash flows for the six months ended June 30, 2003 and 2002.

2.

Accounts Receivable

The components of account receivables at the following dates are as follows:

	June 2003	December 2002

Trade Receivables	$ 606,778	$ 547,379
Grant Receivable	65,000	54,000
	$ 671,778	$ 601,379

3.

Long-term debt:

	June 2003	December 2002

Bank loan, repayable in monthly instalments of $4,225 plus interest, bearing interest at prime, secured by a general security agreement, maturing on June 23, 2003	-	12,675

Shareholder loan, bearing interest at 12% per annum and due on demand	49,775	93,599

Loan from a corporation controlled by a director, bearing interest at 12% per annum and due on demand	88,801	-
	138,576	106,274

Less current portion	138,576	106,274

	$ -	$ -

4.

Warrants Exercise:

During March 2003, 150,000 Class D Warrants were exercised for $0.10 each, by a director of the Company.

5.

Stock Options:

On June 30, 2003, the Company had 2,298,340 (June 30, 2002 – 2,020,000) options outstanding.

6.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company is developing books, audiocassettes, multimedia and ancillary products for English language learning to be sold or licensed to the school market, primarily in China and Canada.  This service is called Educational Publishing.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

	June 2003	June 2002

Canada	$ 16,152	$ 352,850
China	476,972	444,612

	$ 493,124	$ 797,462

Substantially all of the Company’s identifiable assets as at June 30, 2003 and December 31, 2002 were located in Canada.

7.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

The Following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	June 2003	June 2002

Income (loss) for the period – Canadian GAAP	$ (182,993)	$ 4,917
Impact of United States GAAP and adjustments:
Development costs (a)	-	(6,788)
Amortization of development costs	67,676	94,653
Amortization of software development costs	24,147	-
Compensation expense (c)	-	10,349
Share issue costs (d)	(16,630)	(20,117)
Income (loss) for the year – United States GAAP	$ (111,250)	$ 83,014

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	June 2003	June 2002

Shareholders’ equity based on Canadian GAAP	$ 1,475,970	$ 1,567,780
Development costs (a)	(649,650)	(790,769)
Software development costs (b)	(51,743)	(93,137)
Share issue costs (d)	(69,606)	(63,058)
Compensation expense (c)	(243,250)	(187,650)
Shareholders’ equity – United States GAAP	$ 461,721	$ 496,223

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $55,449 (2002:nil) and nil (2002:nil) for June 2003 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, Incremental costs related to development and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established business are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under United States GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants.   In respect to options issued before January 1, 2002 but vesting in year 2002, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share issue costs:

During 2002 and first six months of 2003, the Company incurred these costs to file a registration statement with the US Securities and Exchange Commission in order to interlist for trading in United States. In accordance with US GAAP these costs are expressed as incurred.

LINGO MEDIA INC.

SCHEDULE A:

Please see the interim financial statements filed on SEDAR.

SCHEDULE B:

1- General and Administrative Expenses

Advertising and promotion	$ 3,165
Management fees	73,827
Salaries and benefits	119,689
Office and general	92,575
Travel	16,120
Rent	20,096
Equipment leases	1.741
Foreign exchange	57,396
Professional fees	34.919
Shareholder services	14,389
Grants	(65,000)
Total	368,917

2- Related Party Transactions

During the three months period ended June 30, 2003 loans made by a director of Lingo Media Inc. (the Company”) and a spouse of a director of the Company were partially re-paid in the amounts of $15,000 and $24,500 respectively plus interest of $2,097. The shareholder loans bear interest at 12% per annum. Interest expense related to these loans for the three months period ended June 30, 2003 was $4,228.

3- Summary of Securities Issued and Options Granted during the Period.

Not Applicable

4- Summary of Securities at the end of the Period

Common Shares outstanding as at June 30, 2003

                   20,883,827

Options to purchase Common Shares outstanding

                     2,298,340

Class C Warrants outstanding                                                                                  500,000

(each warrant exercisable into one common share at

$0.15 per share, expiring November 23, 2002 (the expiry

date of the warrants has been extended to November 23,

2003))

Class D Warrants outstanding                                                                               2,625,000

(each warrant exercisable into one common share at

$0.10 per share, expiring March 30, 2003 (the expiry date for the warrants has been extended to December 31, 2003 and exercise price has been revised to $0.12))

5- Directors and Officers as of the date of this Report is signed and filed.

Michael P. Kraft	Director, President & Chief Executive Officer
Richard J.G. Boxer	Director
Richard H. Epstein	Director
Scott Remborg	Director
Chen Geng	Director
Khurram R. Qureshi	Chief Financial Officer
Imran Atique	Secretary & Treasurer

Description of Business

Lingo Media Inc. develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets, in Canada and China.

Management Discussion and Analysis

The following Management’s Discussion and Analysis should be read in conjunction with the Company’s interim financial statement for the six months ended June 30, 2003 and the accompanying notes, and annual audited financial statements for the fiscal year ended December 31, 2002 and the accompanying notes.

Revenue

Revenue for the first six months of 2003 was $493,124 compared to $797,462 for the same period for 2002, a 38% decrease. The decline in revenue was a result of lower sales in Canada.  In 2002, the sales in Canada were higher due to a one time Call for Resources from the Ontario Ministry of Education for early literacy language learning materials.

Cost of Sales

Cost of Sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for six months ended June 2003 were $70,355 as compared to $345,274 for the same period last year.

Gross Margin

The gross margin for six months ended June 2003 was $422,769 as compared to $452,188 for the same period last year. In first six months of 2003, Lingo Media’s gross margins percentage increased to 86% as compared to 57% for the same period last year. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from finished product sales in Canada and royalty sales in China, compared to revenue for 2003, which was generated primarily from royalty sales in China.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $368,917 for the first six months of 2003, an increase of $69,950 over 2002’s $298,967. This increase is mainly due to a foreign exchange loss of $57,396 sustained by the Company due to the decrease in US dollar as compared to Canadian dollars.

Amortization

Amortization for six months ended June 2003 decreased by $295 over the same period last year to $127,513 from $127,808.

Stock-Based Compensation

The amortization for the stock-based compensation was $16,667 for the six months ended June 2003 as compared to $2,292 for the same period last year, an increase $14,375. This increase is attributable to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (Earnings before interest, taxes and amortization) of $52,403 for the six months ended June 2003 as compared to $151,772 for the same period last year, a 65% decrease due to decrease in revenue and foreign exchange losses.

Net Income (Loss)

The Company reported a loss before extraordinary items and taxes of $(113,113) for the first six months of 2003 as compared to a gain of $4,331 for the same period last year. Income taxes for the first six months ended June 2003 amounted to $69,880, whereas gain on issue of shares of subsidiary and income taxes amounted to $67,500 and $66,914 respectively for the same period last year. The Company reported no extra-ordinary items for the first six months of 2003. The company reported a net loss of $(182,993) for the six months ended June 2003 as compared to a net income of  $4,917 after extra-ordinary items and income taxes for the same period last year.

During the first six months of 2003, the Company’s operating activates used cash of $69,510 as compared to cash used in operating activities of $4,968 in the same period last year.

Liquidity and Capital Resources

As of June 30, 2003, the Company had cash of $11,529 and accounts receivables of  $671,778. The Company’s current assets amounted to $827,920 with current liabilities of $380,581 resulting in a working capital surplus of $447,339.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

September 8, 2003